EXHIBIT 11

NATIONAL PRESTO INDUSTRIES, INC.

(IN THOUSANDS EXCEPT PER SHARE DATA)
	Third Quarter		First Nine Months
	2008	2007	2008	2007
Net Earnings (1)	$10,201	$8,712	$26,033	$20,682

Weighted average common shares outstanding (2)	6,846	6,837	6,844	6,835

Common share equivalents relating to stock options when dilutive	—	—	—	—

Adjusted common and common equivalent shares for computation (3)	6,846	6,837	6,844	6,835

Net earnings per share:
Basic (1 divided by 2)	$1.49	$1.27	$3.80	$3.03
Diluted (1 divided by 3)	$1.49	$1.27	$3.80	$3.03